June 3, 2010

By Hand & Via Edgar

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	IESI-BFC Ltd. Amendment No. 3 to Registration Statement on Form F-4 Filed May 18, 2010 File No. 333-164402

Dear Ms. Long:

On behalf of our client, IESI-BFC Ltd. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of May 28, 2010 to Keith A. Carrigan, Vice Chairman and Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-4, File No. 333-164402, filed on May 18, 2010 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) incorporating the revisions described herein.  To assist the Staff in reviewing this letter, we will separately deliver to you and Ms. Haywood, by hand, a copy of this letter, along with a marked copy of Amendment No. 4 showing changes against the Registration Statement as filed on May 18, 2010.  If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.  Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 4.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

Amendment No. 3 to Form F-4

Summary

The Merger Agreement, page 11

1.                                       Please revise your disclosures here and elsewhere as appropriate to disclose, if known, the timeframe in which you expect to reach agreement with the Canadian Commissioner of Competition regarding the potential divestiture of certain assets. Please also disclose, if known, the assets to be disposed of and if material, quantify the impact that the disposal is expected to have on your statement of operations.

Response.

In response to the Staff’s comment, the Company wishes to confirm that the Company’s disclosure in Amendment No. 3 on pages 13, 14, 81 and 286 relating to the status of discussions among the Company, WSI and the Commissioner, the expected divestiture of certain assets representing no more than approximately $20 million of annualized revenue for the combined company, and that the assets to be disposed of have not been definitively identified remains accurate.  We are advised by the Company that representatives of the Canadian Commissioner of Competition had specifically reviewed the disclosure in Amendment No. 3.

The timeframe relating to ultimate resolution of these discussions remains unknown.  However, the Company has a high level of confidence that the ultimate resolution shall be within the parameters disclosed in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of IESI-BFC

Definitions of Adjusted EBITDA and Free cash flow, page 114

2.                                       In the last sentence before the tabular information on page 116, please remove the statement that the information is provided “for convenience and informational purposes only,” as this may suggest to investors that they are not entitled to rely on the information.

Response.

In response to the Staff’s comment, the Company has removed the phrase “and are provided for convenience and informational purposes only” from the last sentence before the tabular information on page 116 of Amendment No. 4.

Review Of Operations — For the Three Months Ended March 31, 2010, page 119

3.                                       Please expand/revise your discussion under results of operations for the three months ended March 31, 2010 to quantify each factor you cite as impacting your operations.  For example, on page 121 you disclose that the increase in U.S. south segment operating costs was due to higher labor and vehicle operating costs.  However, you have not quantified the impact of all of these items, therefore the extent to which each of these items impacted the segment’s operating costs is unclear.  We encourage you to provide quantification of amounts and further clarification throughout your discussion where possible, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Response.

In response to the Staff’s comment, the Company respectfully submits that changes in operating cost amounts are not significant, unusual, infrequent or material and are consistent with the movements in revenues.  For example, operating costs in the Company’s U.S. south segment increased approximately $5,200 period over period due to higher labor costs of $1,500 and higher vehicle operating costs of $2,100.  A $3,600 change in operating costs represents less than 1.4% of total consolidated revenues.  As a result, the Company believes that none of these amounts are meaningful to an investor’s understanding of the Company’s performance.

*              *              *              *              *

Any questions or comments with respect to Amendment No. 4 or this letter may be communicated to the undersigned at (212) 880-6050 or Daniel P. Raglan at (212) 880-6160.  Please send copies of any correspondence relating to this filing to Joris M. Hogan by facsimile to (212) 682-0200 with the original by mail to Torys LLP, 237 Park Avenue, New York, New York 10017.

Sincerely,

/s/ Joris M. Hogan

Joris M. Hogan

cc:                                 Sherry Haywood
(Securities and Exchange Commission)

William Chyfetz
Thomas J. Fowler
Andrea S. Rudnick
(IESI-BFC Ltd.)

Daniel P. Raglan
(Torys LLP)

Ivan R. Cairns
(Waste Services, Inc.)

Rick L. Burdick
Daniel I. Fisher
(Akin Gump Strauss Hauer & Feld LLP)

Christopher W. Morgan
(Skadden, Arps, Slate, Meagher & Flom LLP)